UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

100 Avebury Boulevard, Milton Keynes, MK9 1FH

London, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Reports First Quarter 2024 Financial Results

GMV and total revenue YoY growth reached 22% and 25%, respectively

Gross profit increased by 37% YoY, representing a margin expansion of 641 bps

Non-GAAP operating income and free cash flow margins reached 6% and 4%

NEW YORK, May 7, 2024 – VTEX (NYSE: VTEX), the composable and complete commerce platform for premier brands and retailers, today announced results for the first quarter of 2024 ended March 31, 2024. VTEX results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting.

Geraldo Thomaz Jr., founder and co-CEO of VTEX, commented, “Our product launches are revolutionizing commerce for IT and business teams to deliver sustainable growth with attractive ROI. By creating new revenue streams, we are extending the runway for long-term growth while continuing to deliver meaningful operational leverage and margin improvements. We are excited for VTEX’s future, focused on growth, margin expansion, and customer success”. Mariano Gomide de Faria, founder and co-CEO of VTEX, added, “We started the year backed by recognitions from Gartner and IDC, and we are translating this momentum into meaningful sales. Our expansion into Germany, with customers like OBI, encourages us on our global expansion while sustained sales momentum in Brazil highlights our long-term growth potential. Customer feedback on our value proposition for B2B and B2C reinforces our vision as the global backbone for connected commerce.”

First Quarter 2024 Financial Highlights

•	GMV reached US$4.0 billion in the first quarter of 2024, representing a YoY increase of 22.2% in USD and 20.1% on an FX neutral basis.

•

Total revenue increased to US$52.6 million in the first quarter of 2024, from US$42.3 million in the first quarter of 2023, representing a YoY increase of 24.5% in USD and 21.3% on an FX neutral basis.

•

Subscription revenue represented 95.7% of total revenues and increased to US$50.4 million in the first quarter of 2024, from US$39.8 million in the first quarter of 2023, a YoY increase of 26.7% in USD and 23.4% on an FX neutral basis.

•

Non-GAAP subscription gross profit was US$38.9 million in the first quarter of 2024, compared to US$29.4 million in the first quarter of 2023, representing a YoY increase of 32.3% in USD and 28.5% on an FX neutral basis.

•

Non-GAAP subscription gross margin was 77.2% in the first quarter of 2024, compared to 73.9% in the same quarter of 2023. The YoY margin expansion of 328 bps was mainly attributable to operational hosting cost efficiencies, support cost optimization, among other impacts.

•	Non-GAAP income from operations was US$3.0 million during the first quarter of 2024, compared to a Non-GAAP loss from operations of US$4.1 million in the same quarter of 2023.

•	Non-GAAP positive free cash flow was US$1.9 million during the first quarter of 2024, compared to a Non-GAAP negative free cash flow of US$5.0 million in the same quarter of 2023.

•	As of March 31, 2024, our total headcount was 1,334, increasing 4.5% compared to the prior quarter and decreasing 0.4% YoY.

First Quarter 2024 Commercial Highlights:

•

New customers that initiated their operations with us, among others: Keune Haircosmetics Manufacturing in Belgium, the Netherlands, and France; Arado, Cruzeiro do Sul and PetYard in Brazil; Tres Montes in Chile; OBI in Germany; PagineGialle Shop in Italy, KFC in Romania, and HMart in the US.

•

Existing customers expanding their operations with us by opening new online stores, among others: Grupo Soma, who added a new store in Chile, expanding its presence to more than 10 stores across Latin America and the US; Hinode Group, who added a B2B store in Brazil, now operating both B2B and B2C models across two countries in Latam; Hugo Boss, who added new stores in Colombia and Peru, increasing its footprint to four stores across Latin America; and Nike, who added, a new store in Colombia, extending its reach to three countries in Latin America.

First Quarter 2024 Operational Highlights:

We innovate aligned with our guiding principles. We express our brand through the success of our customers. VTEX key operational highlights this quarter are:

•	Zero friction onboarding and collaboration:

•

OBI, the premier multinational home improvement retailer headquartered in Germany, has partnered with VTEX to enhance its commerce capabilities and solidify its position as a leader in home improvement. By migrating away from their previous legacy software provider, and choosing VTEX over others, OBI is now able to leverage VTEX’s renowned automation capabilities and streamlined infrastructure to simplify the buyer journey. Through VTEX’s composable commerce platform, OBI seamlessly integrated its ecommerce 349 physical stores, and third-party sellers into a unified transactional platform, expanding product offerings and providing customers with a seamless shopping experience across various delivery and pick-up options. With integrated physical stores nationwide, customers can now pick up online orders within just two hours, showcasing the platform’s efficiency and effectiveness in meeting consumer needs. Since migrating to VTEX, OBI has experienced significant enhancements in consumer and developer experience, including unified franchise management, smooth ramp-up of platform traffic, improved front-end metrics, and increased agility in development processes.

•

Cloe, a leather goods brand in Mexico, partnered with VTEX for its omnichannel leadership. Leveraging VTEX’s platform, Cloe achieved cost reductions and streamlined operations, with notable features such as Personal Shopper enhancing customized experiences. This collaboration yielded impressive results, including a 14% increase in digital sales in 2023, alongside strengthened offline sales. With a notable 60.5% increase in conversion rates and a 12.5% growth in average order value.

•

Colgate’s partnership with VTEX exemplifies digital commerce innovation. Leveraging VTEX’s marketplace functionality, Colgate swiftly established a B2B ecommerce platform, streamlining implementation and reducing costs. This unique marketplace, designed exclusively for dentists, integrates distributor products seamlessly, fostering sales growth without logistical overhead with strategic enhancements, including cashback promotions and a loyalty program. Colgate started their operations with VTEX in Brazil, and in the 4Q23 they added two B2B sites in the US, PCA Skin and Colgate Professional, leveraging our fully composable architecture.

•

Mezzo, a leading Brazilian dermo-cosmetics chain across nine states, partnered with VTEX to develop their B2C and B2B platforms. Launching two stores, Mezzo Cosmetics and Mezzo Professionals, they achieved seamless connectivity with physical stores and unified data sources for streamlined operations. Each franchisee account serves as a white-label seller, representing individual stores and ensuring optimal inventory management. Remarkably, the project was completed in just three months.

•	Enhanced marketplace features streamline requirement group management for Received SKUs, reducing operational burdens and accelerating time-to-revenue for platform sellers.

•	Single control panel for every order:

•

Dimak, a leading grocery distributor in Chile, partnered with VTEX to modernize their B2B operations. With VTEX’s innovative solutions, Dimak established a 24/7 online store and implemented a closed website model, resulting in significant growth. Dimak saw a 10x increase in GMV and orders, doubled conversion rates, and achieved a 4 p.p. boost in profitability compared to traditional channels.

•

Interfood, a leading Brazilian beverage importer with global presence, has been a satisfied VTEX B2C customer since 2020. Recently, they extended their partnership with VTEX to power their B2B operations, unlocking new opportunities. Leveraging VTEX’s B2B Suite tool, Interfood seamlessly integrated APIs to streamline customer registrations and credit control processes. With VTEX IO Apps, tax requirements were tailored to meet Interfood’s precise needs, showcasing VTEX’s commitment to exceeding customer expectations.

•

KFC, a quick service restaurant giant, selected VTEX in Romania to power their B2C operations. Seamlessly aligning with VTEX’s out-of-the-box functionalities, KFC swiftly launched their website and mobile app, for both IOS and Android, all from a single code base. The VTEX team was able to adeptly tailor ordering and payment methods to meet KFC’s specific requirements and be ready to launch the project in only four months.

•

Launched VTEX Shield, empowering enterprise brands to monitor, safeguard against security threats, and preserve revenue while ensuring the security of sensitive data to uphold customer trust. Our solution adds an extra layer to enhance data protection measures.

•

Launched VTEX WhatsApp Campaigns, unlocking personalized sales conversions with a plug-and-play WhatsApp Business Account creator in VTEX Admin, connected to Meta. Brands can now activate targeted campaigns for timely engagement and higher conversion rates. Real-time analytics track campaign effectiveness, monitoring conversions with view-to-conversion metrics.

•	Commerce on auto-pilot and co-pilot:

•

New Balance, the renowned global sneaker brand, doubled website conversion rates after migrating to VTEX in Brazil. Previously, they faced limitations on their old platform, unable to deliver innovative experiences due to high development costs. VTEX’s composable platform and plug-and-play functionalities addressed these challenges, enabling seamless integration of pricing catalogs and XML automation. With VTEX’s API integrations, manual tasks became automated, empowering teams to manage promotions independently. The migration led to rapid results, including increased product page visits, doubled conversions, and revenue growth within a month post-migration.

•

Launched VTEX Ad Network, connecting customers with ideal advertising partners through our vast network. Using AI-driven targeting and auctions, we optimize ad campaigns to maximize revenue. Our focus is to streamline operations, scale AI and analytics for insights, and advance security measures for data protection.

•

Launched VTEX Data Pipeline, empowering enterprises with enhanced data connections to effectively leverage AI. Our solution offers specialized APIs for bulk data retrieval and secure data-sharing services, seamlessly delivering VTEX commerce data to customers’ preferred data warehouses.

•

Launched VTEX Delivery Promise, showcasing delivery options and dates directly within search filters and product pages using advanced algorithms and technology. Addressing shopper expectations for tailored experiences based on desired delivery methods or dates.

•

Enhanced existing products with AI features, including: VTEX Intelligent Search, optimizing results and boosting conversions; Live Shopping, enhancing engagement with AI Chat; Pick and Pack, streamlining operations, reducing errors, and improving efficiency; Shipping Insights, offering real-time visibility for optimized logistics and prompt delivery. Through strategic AI application, VTEX equips customers to stay competitive by delivering faster time to market, lower costs, and increased GMV.

•	The development platform of choice for digital commerce:

•

Hearst, the leading global, diversified media, information, and services company, chose VTEX for its extensive native capabilities, adaptable multi-site architecture, and VTEX IO development platform, enabling the integration of custom features. Leveraging VTEX, Hearst established a marketplace supporting multi-vendor business models, thereby seamlessly enhancing the customer experience across its publications and shoppable interfaces, facilitating the easy purchase of featured products. With VTEX’s out-of-the-box features and flexible APIs, Hearst swiftly launched its platform and iteratively leveraged new business models in the digital economy. This transition led to a significant reduction in Total Cost of Ownership, from high-single-digits to low-single-digits, highlighting the efficiency and adaptability of VTEX’s solution. Furthermore, Hearst serves as the flagship client piloting VTEX Data Pipeline and VTEX Fast Checkout, currently undergoing A/B testing on their Men’s Health website, as the primary checkout experience.

•

Launched VTEX FastStore, revolutionizing store creation and evolution with unparalleled performance and adaptability. Consisting of three core products: FastStore Framework, offering a suite of commerce-optimized UI components, code libraries, and integrations; FastStore WebOps, a comprehensive front-end platform with performance metrics, automated checks, and a robust serving layer powered by a global edge network; and Headless CMS, a powerful yet user-friendly content management system empowering content teams to manage updates independently.

•

Launched VTEX FastCheckout, utilizing elements of FastStore, the product offers multiple features aimed at reducing cart abandonment rates and improving overall conversion, seamlessly integrating with VTEX Headless CMS.

Business Outlook

Although the macroeconomic scenario remains uncertain, we see VTEX well positioned to capture an attractive market opportunity. We are closely monitoring the performance of our customers and sales funnel and taking necessary actions to ensure our business’ sustainable growth and success. We remain encouraged by our sales momentum and operational leverage, despite weakness in Argentina.

In this context, we are currently targeting revenue for the second quarter of 2024 in the US$54.5 million to US$56.0 million range, implying a YoY growth of 18% on an FX neutral basis in the middle of the range.

For the full year 2024, we continue executing our strategy for profitable growth. Recognizing heightened volatility in Argentina’s macro situation, we are targeting FX neutral YoY revenue growth of 16% to 20%, implying a range of US$234 million to US$243 million based on April’s average FX rate. Further demonstrating our operational leverage, we are targeting free cash flow and non-GAAP operating income margins of high single digits.

We are confident in VTEX’s ability to navigate the uncertainties posed by the current macroeconomic scenario. We are empowering our customers to digitally transform their commerce operations while helping them to outperform the market.

The business outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond VTEX’s control. See the cautionary note regarding ‘‘Forward-Looking Statements’’ below. Fluctuations in VTEX’s operating results may be particularly pronounced in the current economic environment. There can not be an assurance that VTEX will achieve these results.

The following table summarizes certain key financial and operating metrics for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
GMV	4,036.9	3,303.7
GMV growth YoY FXN (1)	20.1%	20.6%
Revenue	52.6	42.3
Revenue growth YoY FXN (1)	21.3%	22.2%
Non-GAAP subscription gross profit (2)(4)	38.9	29.4
Non-GAAP subscription gross profit margin (3)(4)	77.2%	73.9%
Non-GAAP income (loss) from operations (4)	3.0	(4.1)

Total number of employees	1,334	1,339

(1)

Calculated by using the average monthly exchange rates for the applicable months during 2023, adjusted by inflation in countries with hyperinflation, and applying them to the corresponding months in 2024, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

(2)	Corresponds to our subscription revenues minus our subscription costs.
(3)	Corresponds to our subscription gross profit divided by subscription revenues.
(4)	Reconciliation of Non-GAAP metrics can be found in tables below.

Conference Call and Webcast

The conference call may be accessed by dialing +1-646-968-2525 (Conference ID –1918046–) and requesting inclusion in the call for VTEX.

The live conference call can be accessed via audio webcast at the investor relations section of the Company’s website, at https://www.investors.vtex.com/.

An archive of the webcast will be available for one week following the conclusion of the conference call.

Definition of Selected Operational Metrics

“ARR” means annual recurring revenue, calculated as subscription revenue in the most recent quarter multiplied by four.

“Customers” means companies ranging from small and medium-sized businesses to larger enterprises that pay to use VTEX’s platform.

“GMV” means the total value of customer orders processed through our platform, including value-added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions.

“FX Neutral” or “FXN” means a way of using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what results would have been had exchange rates remained stable from one year to the next.

“Stores” or “Active Stores” means the number of unique domains generating gross merchandise value. Each customer might have multiple stores.

Special Note Regarding Non-GAAP financial metrics

For the convenience of investors, this document presents certain Non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures.

We understand that Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of Non-GAAP subscription gross profit, Non-GAAP income (loss) from operations, free cash flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP measures

The following table presents a reconciliation of our Non-GAAP subscription gross profit to subscription gross profit for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
Subscription revenue	50.4	39.8
Subscription cost	(11.5)	(10.4)
Subscription gross profit	38.8	29.4
Share-based compensation	0.0	0.0

Non-GAAP subscription gross profit	38.9	29.4

Non-GAAP subscription gross margin	77.2%	73.9%

The following table presents a reconciliation of our Non-GAAP expenses to expenses for the following periods:

Sales & Marketing	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
Sales & Marketing expense	(17.2)	(14.8)
Share-based compensation expense	1.1	1.3
Amortization of intangible related to acquisitions	0.3	0.3

Non-GAAP Sales & Marketing expense	(15.8)	(13.2)

Research & Development	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
Research & Development expense	(12.7)	(14.0)
Share-based compensation expense	0.2	1.9
Amortization of intangible related to acquisitions	0.2	0.2

Non-GAAP Research & Development expense	(12.3)	(11.8)

General & Administrative	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
General & Administrative expense	(9.2)	(7.9)
Share-based compensation expense	2.6	1.7
Amortization of intangible related to acquisitions	0.0	0.0

Non-GAAP General & Administrative expense	(6.6)	(6.2)

The following table presents a reconciliation of our Non-GAAP income (loss) from operations to loss from operations for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
Loss from operations	(1.6)	(9.7)
Share-based compensation expense	4.1	5.1
Amortization of intangibles related to acquisitions	0.5	0.5

Non-GAAP income (loss) from operations	3.0	(4.1)

The following table presents a reconciliation of our free cash flow to net cash used by operating activities for the following periods:

	Three months ended March 31,
(in millions of US$, except as otherwise indicated)	2024	2023
Net cash used in operating activities	2.6	(4.9)
Acquisitions of intangibles	—	—
Acquisitions of property and equipment	(0.7)	(0.1)

Free cash flow	1.9	(5.0)

The following table sets forth the FX neutral measures related to our reported results of the operations for the three months ended March 31, 2024:

	As Reported			FXN	As Reported	FXN
(in millions of US$, except as otherwise indicated)	1Q24	1Q23	Percentage Change	1Q24	1Q23	Percentage Change
Subscription revenue	50.4	39.8	26.7%	49.1	39.8	23.4%
Services revenue	2.3	2.5	(9.3)%	2.2	2.5	(10.8)%

Total revenue	52.6	42.3	24.5%	51.3	42.3	21.3%

Gross profit	37.9	27.7	36.7%	36.6	27.7	32.1%
Loss from operations	(1.6)	(9.7)	(83.6)%	(1.5)	(9.7)	(84.7)%

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) IAS 34 Interim Financial Reporting, “Interim Financial Reporting” nor a financial statement as defined by IFRS Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability. VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX

Condensed consolidated interim statements of profit or loss (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	Three months ended
	March 31, 2024	March 31, 2023
Subscription revenue	50,362	39,762
Services revenue	2,286	2,520

Total revenue	52,648	42,282

Subscription cost	(11,539)	(10,400)
Services cost	(3,221)	(4,166)

Total cost	(14,760)	(14,566)

Gross profit	37,888	27,716

Operating expenses
General and administrative	(9,172)	(7,925)
Sales and marketing	(17,192)	(14,782)
Research and development	(12,728)	(13,959)

Other losses	(386)	(754)

Loss from operations	(1,590)	(9,704)

Financial income	9,102	7,359
Financial expense	(12,496)	(5,903)

Financial result, net	(3,394)	1,456

Equity results	18	341
Loss before income tax	(4,966)	(7,907)

Income tax
Current	(254)	(570)
Deferred	2,766	549

Total income tax	2,512	(21)

Net loss for the period	(2,454)	(7,928)

Attributable to controlling shareholders	(2,446)	(7,928)

Non-controlling interest	(8)	—
Loss per share
Basic loss per share	(0.013)	(0.042)
Diluted loss per share	(0.013)	(0.042)

VTEX

Condensed consolidated interim balance sheets (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	17,468	28,035
Short-term investments	191,885	181,374
Trade receivables	45,189	44,122
Recoverable taxes	5,958	6,499
Deferred commissions	1,328	1,005
Prepaid expenses	6,238	5,143
Derivative financial instruments	—	53
Other current assets	122	22

Total current assets	268,188	266,253

Non-current assets
Long-term investments	3,056	2,000
Trade receivables	8,595	7,415
Deferred tax assets	22,469	19,926
Prepaid expenses	127	155
Recoverable taxes	4,411	4,454

Deferred commissions	3,006	2,924
Other non-current assets	788	902
Right-of-use assets	2,813	3,277
Property and equipment, net	2,969	2,697
Intangible assets, net	29,121	30,024
Investments in joint venture	1,099	1,118

Total non-current assets	78,454	74,892

Total assets	346,642	341,145

	March 31, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	39,352	39,728
Taxes payable	6,811	8,219
Lease liabilities	1,717	1,863
Deferred revenue	26,653	25,948
Other current liabilities	3,854	1,486

Total current liabilities	78,387	77,244

Non-current liabilities
Accounts payable and accrued expenses	811	1,632
Lease liabilities	1,851	2,233
Deferred revenue	19,209	16,584
Deferred tax liabilities	3,026	2,668
Other non-current liabilities	427	452

Total non-current liabilities	25,324	23,569

EQUITY
Issued capital	18	18
Capital reserve	373,554	370,821
Other reserves	1,824	(486)
Accumulated losses	(132,506)	(130,060)

Equity attributable to VTEX’s shareholders	242,890	240,293
Non-controlling interests	41	39

Total shareholders’ equity	242,931	240,332

Total liabilities and equity	346,642	341,145

VTEX

Condensed consolidated interim statements of cash flows (Unaudited)

In thousands of U.S. dollars, unless otherwise indicated

	March 31, 2024	March 31, 2023
Net loss for the period	(2,454)	(7,928)

Adjustments for:
Depreciation and amortization	1,113	1,226
Deferred income tax	(2,766)	(549)
Loss on disposal of rights of use, property, equipment, and intangible assets	127	14
Expected credit losses from trade receivables	215	537
Share-based compensation	3,030	4,004
Provision for payroll taxes (share-based compensation)	1,092	452
Adjustment of hyperinflation	4,002	1,420
Equity results	(18)	(341)
Accrued interest	(5,491)	(1,768)
Fair value (gains) losses	304	(3,374)
Others and foreign exchange, net	3,877	1,836
Change in operating assets and liabilities
Trade receivables	(3,684)	(124)
Recoverable taxes	(397)	(580)

Prepaid expenses	(1,167)	(1,019)
Other assets	(446)	(299)
Accounts payable and accrued expenses	(1,346)	(4,250)
Taxes payable	(1,038)	1,472
Deferred revenue	4,251	4,279
Other liabilities	2,888	304

Cash provided by (used in) operating activities	2,092	(4,688)

Income tax refund (paid)	547	(170)

Net cash provided by (used in) operating activities	2,639	(4,858)

Cash flows from investing activities
Purchase of short and long-term investment	(64,067)	(4,005)
Redemption of short-term investment	54,184	11,868
Interest and dividend received from short-term investments	197	462
Acquisitions of property and equipment	(738)	(146)
Derivative financial instruments	(1,549)	(134)

Net cash provided by (used in) investing activities	(11,973)	8,045

Cash flows from financing activities
Changes in restricted cash	—	1,034
Proceeds from the exercise of stock options	448	3
Net-settlement of share-based payment	(764)	(387)
Buyback of shares	—	(5,330)
Payment of loans and financing	—	(696)
Interest paid	—	(4)
Principal elements of lease payments	(414)	(368)
Lease interest paid	(106)	(148)

Net cash used in financing activities	(836)	(5,896)

Net decrease in cash and cash equivalents	(10,170)	(2,709)

Cash and cash equivalents, beginning of the period	28,035	24,394

Effect of exchange rate changes	(397)	206

Cash and cash equivalents, end of the period	17,468	21,891

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	—	76

Transactions with non-controlling interests	10	17

Contact

Julia Vater Fernández

Investor Relations Director

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 07, 2024

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer